Cambior Inc.
Common Shares
13201L103
September 30, 2002


CUSIP 13201L103
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 8,943,797

6. 430

7. 8,943,797

8. 430

9. 501

10. n/a

11. 0.0003%

12. BD


Item 1
(a) Cambior Inc.
(b) 111 Saint-Charles St. W.
    Longueuil, QC
    J4K 5G4
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares, Purchase Warrants
(e) 13201L103

Item 3
n/a

Item 4
(a) 501
(b) 0.0003%
(c) (i) 8,943,797
    (ii) 430
    (iii) 8,943,797
    (iv)  430

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
October 9, 2002
Neal Nenadovic
Chief Financial Officer